Exhibit 99.1

Miami, May 6, 2026 – Rodrigo Barbosa, Aura’s President, and CEO commented: “In Q1 2026, Aura delivered another strong step forward across our three core avenues for value creation: we advanced production growth through the recently built Borborema Mine and the ongoing work to improve mine conditions at our recently acquired MSG project. We also delivered a significant increase in our mineral inventory, with Proven & Probable Mineral Reserves growing from 3.4 million GEO to 7.2 million GEO since our Nasdaq IPO. At the same time, we substantially further enhanced liquidity, with average daily traded volume rising from $31 million in Q4 2025 to $94 million in Q1 2026. Additionally, we were granted the key license to begin construction of Era Dorada, followed by full Board approval for the project; at Borborema, we also got approval for the road relocation by DNIT, allowing us to increase Mineral Reserves and start planning for a potential expansion. This progress, combined with a record-high EBITDA of US$244 million, enabled us to announce now another record dividend of ~ US$65 million, or US$ 0.78 per share, for the quarter. Looking ahead, we expect a stronger second half of the year, driven by favorable mine sequencing that reinforces our full-year guidance. We continue to advance the construction of Era Dorada, the expansions at Almas and Borborema, and the update of the Matupá feasibility study.”

Operational & Financial Headlines Q1 2026

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Total Production (GEO)	82,137	82,067	0%	60,087	37%
Total Sales (GEO)	81,368	80,447	1%	60,491	35%

Net Revenue	382,606	321,661	19%	161,804	136%
Gross Profit	228,828	202,897	13%	78,428	192%
Gross Margin	60%	63%	-3 p.p.	48%	12 p.p.
Adjusted EBITDA	243,868	207,948	17%	81,479	199%
Adjusted EBITDA Margin	64%	65%	-1 p.p.	50%	14 p.p.
Net Income	95,158	(19,864)	n.a.	(73,249)	n.a.
Net Income Margin	25%	-6%	n.a.	-45%	n.a.
Adjusted Net Income	109,464	73,276	49%	26,903	307%
Adjusted Net Income Margin	29%	23%	6 p.p.	17%	12 p.p.
Cash Cost (US$/GEO)	1,485	1,143	30%	1,149	29%
All In Sustaining cost (US$/GEO)	1,829	1,521	20%	1,461	25%

Operating Cash Flow	117,871	91,979	28%	41,229	185%
Net Debt/LTM EBITDA	0.16x	0.28x	-0.12x	0.88x	-0.72x
Total CAPEX	44,107	45,779	-4%	51,725	-15%

Except as otherwise noted in this document, references herein to “US$” or and “$” are to thousands of United States dollars

Headlines

•	Another Record Production Quarter: Q1 2026 total production reached 82,137 gold equivalent ounces (GEO), above previous quarter and up 37% from Q1 2025 at current metal prices. At constant prices, Aura’s quarterly production increased by 1% compared to Q4 2025 and 41% above Q1 2025. Q1 2026 highlights:

o	Almas: 15,838 GEO (+21% Y/Y)

o	Borborema: 17,101 GEO (higher milling throughput).

o	MSG addition: 8,580 GEO in the quarter.

1

•	Sales Volumes: Q1 sales were 81,368 GEO, up 1% QoQ and 35% YoY at current prices, mainly from higher overall production, despite negatively impacted GEO conversion at Aranzazu.

•	Record Net Revenues: Q1 reached US$382,606, up 19% QoQ and up 136% YoY, driven by higher gold prices and production; Borborema/MSG contributed to 34% of the total revenues in Q1 26.

o	Average gold prices: Q1 2026: US$4,873/oz (+19% QoQ, +70% YoY).

o	Average copper prices: Q1 2026: US$5.81/lb (+12% QoQ, +27% YoY).

•	Record Adjusted EBITDA: Q1 hit US$ 243,868 (seventh consecutive quarterly record), up 17% QoQ and 199% YoY. Driven by higher production/sales and metal prices.

•	AISC Performance: Q1 AISC was US$1,829/GEO, up 20% QoQ at current prices and up 25% YoY, mainly due to the addition of MSG (US$ 3,735/GEO), as well as Aranzazu GEO conversion, Apoena mine sequencing and negative impact of FX, due to the strong appreciation of the Brazilian Real and the Mexican Peso. At constant Q1 2025 metal prices and ex-MSG, AISC was US$1,512/GEO, a 4% increase compared to Q1 2025 and 11% over Q4 2025. The Company expects consolidated 2026 AISC to be within the Company’s guidance range (US$ 1,720 – US$ 1,865 / Oz) with a reduction expected mainly from the second half of the year as production increases and cost reduction initiatives at MSG begin to deliver results.

•	Consistent Recurring Free Cash Flow: Q1 2026 US$94,852, in line QoQ and 253% YoY, driven by record Adjusted EBITDA, offset by annual tax payments, realized losses with gold hedges (US$ 33 million) and temporary working capital consumption (mostly accounts payables and work-in-progress inventory).

•	Net Income: US$ 95.2M, despite non-cash losses related to the MTM of gold collars (US$ 24 million). Excluding the non-cash losses, adjusted Net Income was positive at US$109.5 million, driven by improved results from operations and lower finance expenses QoQ and YoY, as well as lower current income taxes in Borborema and Almas due to income tax benefits in Brazil (Sudene and Sudam benefit).

•	Stable Net Debt Position and Lower Financial Leverage: Q1 2026 US$115,181 (0.16x Net Debt/EBITDA LTM)

OTHER UPDATES Q1 2026:

Borborema: On February 25, 2026, Aura announces that it has signed the agreement of cooperation with DNIT (Departamento Nacional de Infraestrutura Terrestre) to relocate the federal road, which crosses a portion of the Borborema mine. After the filing of Form 20-F on April 1st, 2026, Borborema has a total LOM of 36 years, considering the highway relocation, pit expansion and higher gold prices.

Updated Mineral Reserves and Mineral Resources: On April 1st, 2026, filed its annual report on Form 20-F. Between 2024 and 2025, Aura updated its MRMR models to reflect new data. Updates were driven by exploration drilling, revised geological interpretations, changes in mining methods, extraction plans, and economic parameters, including commodity prices that impacted cut-off grades and reserve classification, as well as M&A activities, which expanded Aura’s resource base, resulting in a significant increase in Proven & Probable Mineral Reserves to 7,223k GEO, representing ~110% growth year over year after depletion—driven by the inclusion of the MSG Project, updates at Borborema, and additional reserves at Era Dorada. Other main updates include:

•	Metal price assumptions used for estimating Mineral Reserves were updated to reflect a significantly higher pricing environment while maintaining a conservative outlook: gold at US$2,600/oz (up from US$2,000), copper at US$4.40/lb (up from US$4.20), and silver at US$35.00/oz (up from US$25.00).

•	Inferred increased by more than 200% to 3,917k GEO, primarily driven by inclusion of MSG; Borborema MRMR updates and the incorporation of Almas underground.

Development of Era Dorada Project: On April 13th, 2026, Aura’s Board of Directors approved the development of the Era Dorada Project. In addition to the core project approval, Aura has secured budget authorization for an advanced water treatment system, with plans to pursue all necessary government permits and approvals. This will enable the delivery of purified, potable water to the local community, further demonstrating Aura’s steadfast dedication to environmental stewardship, sustainable social impact, and responsible mining practices. Total CAPEX for this project is estimated at US$382.0 million with an estimated NPV of US$ 1,344.5 million and unlevered after-tax IRR of 35.6%, considering Feasibility Gold prices of US$ 3,177 per Oz. The project is expected to commence operations in the first half of 2028.

AURA Q1 2026 EARNINGS RESULTS

Results Teleconference:

Date: May 7, 2026

Time: 10:00 a.m. (Brasília) | 9:00 a.m. (New York and Toronto)

Link to access: Click here (https://mzgroup.zoom.us/webinar/register/WN_vb4qdTpSSGGDDZN6dE2EMw#/registration)

AURA Q1 2026 EARNINGS RESULTS

2. Consolidated Financial Results

In terms of production and sales, for all assets except Aranzazu, references herein to “GEO” are equivalent to actual gold ounces.

2.1 Total Production and Sales (GEO)

(GEO)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Production
Aranzazu	15,694	18,878	-17%	20,456	-23%
Apoena	7,525	8,961	-16%	8,876	-15%
Minosa	17,399	17,818	-2%	17,654	-1%
Almas	15,838	15,872	0%	13,101	21%
Borborema	17,101	15,777	8%	n.a.	n.a.
MSG	8,580	4,761	80%	n.a.	n.a.
Total	82,137	82,067	0%	60,087	37%

(GEO)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Sales
Aranzazu	16,218	18,068	-10%	20,456	-21%
Apoena	7,525	8,961	-16%	9,408	-20%
Minosa	17,456	16,972	3%	17,526	0%
Almas	14,048	15,872	-11%	13,101	7%
Borborema	16,609	15,777	5%	n.a.	n.a.
MSG	9,508	4,797	98%	n.a.	n.a.
Total	81,368	80,447	1%	60,491	35%

Notes: (1) Applies the metal sale prices in Aranzazu realized during Q1 2026: Copper price = US$5.80/lb; Gold Price = US$4,850/oz; Silver Price = US$83.12/oz and Molybdenum Price = US$25.65/oz (2) Q4 2025 consider only December for MSG.

Total production in Q1 2026 reached 82,137 gold equivalent ounces (“GEO”), slightly above Q4 2025 levels and 37% higher when compared to Q1 2025 at current metal prices, mainly due to the start of production at Borborema and addition of MSG and increased production from Almas, despite negative impact from lower grades at Aranzazu, negative impact from the copper-to-GEO conversion at Aranzazu and lower production at Apoena. At constant prices, Aura’s quarterly production was slightly higher than Q4 2025 and 41% above Q1 2025. The Company remains on track to meet its Production Guidance for 2026, of 340k to 390k GEO.

2.2. Net Revenue

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Aranzazu	69,178	66,541	4%	50,262	38%
Apoena	35,814	36,102	-1%	26,353	36%
Minosa	80,020	67,476	19%	48,062	66%
Almas	68,693	65,774	4%	37,127	85%
Borborema	81,988	65,530	25%	n.a.	n.a.
MSG	46,913	20,238	132%	n.a.	n.a.
Total	382,606	321,661	19%	161,804	136%

AURA Q1 2026 EARNINGS RESULTS

In Q1 2026, the Company reported Net Revenue of US$382.6 million, representing a 19% increase compared to Q4 2025. When compared to Q1 2025, Aura’s Net Revenue increased 136%, driven by the sales increase, due to the startup of Borborema and MSG acquisition, also due to higher metal prices (from US$2,862/oz in Q1 2025 to US$4,873/oz in Q1 2026). Copper sale prices also contributed positively, with the average copper price increasing by 27%, from US$4.58/lb in Q1 2025 to US$5.81/lb in Q1 2026.

2.3. Cost and Gross Profit

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Net Revenue	382,606	321,661	19%	161,804	136%
Cost of goods sold	(153,778)	(118,764)	29%	(83,376)	84%
Cost of production	(83,528)	(50,599)	65%	(44,919)	86%
Cost of production – Contractors	(16,589)	(28,565)	-42%	(15,467)	7%
Direct mine and mill costs - Salaries	(20,696)	(12,747)	62%	(9,126)	127%
Depreciation and amortization	(32,965)	(26,853)	23%	(13,864)	138%
Gross Profit	228,828	202,897	13%	78,428	192%
Gross Margin	60%	63%	-3 p.p.	48%	12 p.p.

In first quarter of 2026, Cost of Goods Sold (COGS) totaled US$153.8 million, up 29% to previous quarter and 84% above Q1 2025. When compared to the previous quarter, the increase is mainly related to the operation of MSG under Aura ownership for the entire quarter (vs. 1 month in the previous quarter) and impact of FX, due to the appreciation of the Brazilian Real and Mexican Peso in the period. Comparing with the Q1 2025, the cost increase is mainly due to the addition of MSG, commercial production from Borborema and increased production volumes at Almas, besides also negative FX impact (~5% appreciation of BRL).

In Q1 2026, the increase in Net Revenue, which more than doubled year-over-year, more than offset the increase in COGS during the quarter, driving Gross Profit to US$ 228.8 million, achieving a Gross Margin of 60%. This represents an increase in Gross Profit of 13% from Q4 2025 and 192% when compared to Q1 2025.

2.4. Cash Cost and All in Sustaining Costs

(US$/GEO)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Cash Cost	1,485	1,143	30%	1,149	29%
Aranzazu	1,558	1,228	27%	1,164	34%
Apoena	1,380	1,450	-5%	1,228	12%
Minosa	1,188	1,087	9%	1,149	3%
Almas	1,204	837	44%	1,069	13%
Borborema	1,200	931	29%	n.a.	n.a.
MSG	2,900	2,148	35%	n.a.	n.a.

All-in Sustaining Cost	1,829	1,521	20%	1,461	25%
Aranzazu	2,046	1,732	18%	1,545	32%
Apoena	2,129	2,427	-12%	2,041	4%
Minosa	1,370	1,267	8%	1,249	10%
Almas	1,376	962	43%	1,195	15%
Borborema	1,256	1,111	13%	n.a.	n.a.
MSG	3,735	3,132	19%	n.a.	n.a.

AURA Q1 2026 EARNINGS RESULTS

On a quarter-over-quarter basis, Cash Cost in Q1 2026 was US$1,485/GEO, up 30% compared to Q4 2025, mainly reflecting the consolidation of MSG. Excluding MSG, Cash Cost was US$1,298, an 14% increase driven by lower production at Aranzazu and Apoena due to mine sequencing, as well as higher costs at Almas related to mine development and the appreciation of the Brazilian Real and Mexican Peso during the period (+2.5% and +4%, respectively).

On a year-over-year basis, Cash Cost increased by 29% compared to Q1 2025. Excluding MSG and at constant Q1 2025 metal prices, Cash Cost was US$1,298, representing a 13% increase compared to Q1 2025. This reflects the benefit from the addition of Borborema, which has a lower average cash cost, partially offset by the appreciation of the Brazilian Real and Mexican Peso during the period (approximately 5% and 4%, respectively).

AISC totaled US$1,829/GEO in Q1 2026, increasing 20% quarter-over-quarter and 25% year-over-year at current prices. Excluding MSG and at constant Q1 2025 metal prices, AISC was US$1,512, representing only a 4% increase, driven by the same factors impacting cash costs during the period, despite the negative FX impact.

The Company expects both consolidated 2026 Cash Costs and AISC to be within the Company’s Guidance range with a reduction mainly from the second half of the year as production increases and initiatives to reduce costs at MSG start showing results.

2.5. Operating Expenses

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Gross Profit	228,828	202,897	13%	78,428	192%
Operational Expenses	(23,509)	(37,777)	-38%	(11,766)	100%
General and administrative expenses	(15,742)	(18,761)	-16%	(9,636)	63%
Exploration expenses	(2,359)	(2,595)	-9%	(1,376)	71%
ARO Change in estimate for properties in C&M	-	(489)	n.a.	n.a.	n.a.
Other Expenses	(5,408)	(15,932)	-66%	(754)	617%
Operating income	205,319	165,120	24%	66,662	208%

General and Administrative (“G&A”) expenses decreased by 16% compared to Q4 2025, primarily reflecting M&A costs (~ US$ 2.4 million) incurred in the previous quarter (closing of MSG acquisition) which was not repeated in Q1 2026.

When compared to Q1 2025, G&A increased 63%, resulting from: (i) declaration of commercial production from Borborema (US$ 1 million increase; during the pre-commercial production period, a portion of the expenses were capitalized); (ii) addition of G&A associated expenses with the MSG Mine (US$ 2.5 million) ; increase in stock-based compensation and DSU liabilities (impacting Directors’ fees) as result of the significant increase in the Company’s share price (combined increase of US$ 2.4 million). Excluding these impacts, G&A would be mostly in line with Q1 2025.

Exploration expenses totaled US$2.4 million in Q1 2026, a 9% decrease compared to Q4 2025 and 71% increase from Q1 2025, mainly due to Aranzazu and Almas, that combined represented 77% of the total expense in the quarter. This result is in line with the Company’s plan.

Other Expenses are mainly related to a non-cash loss from revaluing the Contingent Value Rights (CVRs) issued in the January 2025 as part of the Bluestone Resources (owner of Era Dorada project) acquisition, which pay holders up to approximately C$ 31.0 million in 3 years once Era Dorada reaches commercial production. After the Board of Directors of Aura approved Era Dorada's construction, management raised the estimated likelihood of reaching production and shortened the expected payment timeline, increasing the CVR liability's value. This is a non-cash charge reflecting the project's de-risking — a milestone expected to create shareholder value well beyond the liability increase. No cash is owed until commercial production is achieved.

AURA Q1 2026 EARNINGS RESULTS

The Company thus ended Q1 2026 with Operating Income of US$205.3 million, compared to an Operating Income of US$66.7 million in Q1 2025, also higher compared to the Operating Income of Q4 2025 of US$165.1 million, improvements due to higher gross profit due to the reasons discussed above.

2.6. Adjusted EBITDA

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Operating Income	205,319	165,120	24%	66,662	208%
Depreciation and Amortization	33,141	26,407	26%	14,063	136%
Change in ARO estimate	n.a.	489	-100%	n.a.	0%
Other Expenses	5,408	15,932	-100%	754	617%
Adjusted EBITDA	243,868	207,948	17%	81,479	199%
Aranzazu	41,390	40,986	1%	24,387	70%
Almas	49,720	50,673	-2%	22,080	125%
Borborema	60,939	49,168	24%	128	n.a
Minosa	58,105	47,900	21%	26,556	119%
Apoena	24,274	21,705	12%	13,516	81%
MSG	17,440	9,574	n.a	n.a.	n.a
Corporate, Projects and Other	(8,000)	(12,058)	-34%	(4,661)	72%
Adjusted EBITDA Margin	64%	65%	-1 p.p.	50%	14 p.p.

Adjusted EBITDA reached a new all-time high of US$243.9 million in Q1 2026 with an Adjusted EBITDA Margin of 64%, marking the seventh consecutive quarterly record for Aura. This result was 199% above the Q1 2025, due to the sales increase – considering the inclusion of Borborema and MSG - and higher metals prices, which together more than offset the cost increase. Compared with the previous quarter, Adjusted EBITDA was up 17%, capturing the benefit of increased metal prices.

2.7. Financial Result

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
EBIT	205,319	165,120	24%	66,662	208%
Financial Result	(68,921)	(123,188)	-44%	(121,611)	-43%
Accretion expense	(2,279)	690	n.a.	(1,666)	37%
Lease interest expense	(810)	(1,651)	-51%	(1,595)	-49%
Interest expense on loans and debentures	(6,387)	(8,274)	-23%	(5,755)	11%
Finance cost on post-employment benefit	(598)	(867)	-31%	(338)	77%
Unrealized loss with derivative gold collars	(24,105)	(81,723)	-71%	(100,210)	-76%
Realized loss with derivative gold collars	(33,325)	(21,650)	54%	(6,036)	452%
Loss on other derivative transactions	(1,188)	(2,180)	-46%	(1,827)	-35%
Foreign exchange	(73)	(3,302)	-98%	(3,176)	n.a.
Derivative fee	n.a.	n.a.	0%	n.a.	n.a.
Change in liability measured at fair value	(5,026)	(5,296)	-5%	(2,359)	113%
Loss on settlement of liability with equity instruments	n.a.	n.a.	n.a.	n.a.	n.a.
Other finance costs	(2,496)	(2,592)	-4%	(430)	480%
Finance expenses	(76,287)	(126,840)	-40%	(123,392)	-38%

Foreign exchange	5,546	n.a.	n.a.	n.a.	n.a.
Interest income	1,820	3,652	-50%	1,781	2%
Finance income	7,366	3,652	102%	1,781	314%

Profit/ (loss) before income taxes	136,398	41,932	225%	(54,949)	n.a.

AURA Q1 2026 EARNINGS RESULTS

The Company’s Financial Result in Q1 2026 was a loss of US$(68.9) million, and an improvement compared to a loss of US$ (123.2) million recorded in Q4 2025 and a loss of (US$ 121.6) million in Q1 2025, mainly due to lower unrealized losses with gold derivatives registered this quarter vs. previous quarters.

The financial result in Q1 2026 was mainly impacted by:

•	Unrealized loss on gold hedges of US$24.1 million, arising from mark-to-market (MTM) adjustments related to outstanding gold hedge positions, reflecting increase in gold prices between the start and the end of the quarter, coming from US$4,325.60 per Oz and reaching US$ 4,646.60 per Oz at the end of the period. In accordance with IFRS standards, the Company records MTM adjustments at the end of each reporting period for all outstanding derivative positions.
•	Realized losses with gold hedges of US$33.3 million were related to cash settlement of outstanding gold collars during the quarter, driven by the expiration of gold collars within the quarter.

All of Aura’s outstanding gold collars (183,999 Ozs) are associated with the future production of the Borborema and will expire between April/2026 and June/2028. As previously disclosed, an estimated 80% of the production for the first 3 years of the Borborema Project were hedged in 2023 at ceiling prices of US$2,400 per Oz.

2.8. Net Income

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Profit/ (loss) before income taxes	136,398	41,932	225%	(54,949)	n.a.
Total taxes	(41,240)	(61,796)	-33%	(18,300)	125%
Current income tax expense	(47,409)	(50,064)	-5%	(20,814)	128%
Deferred income tax expense	6,169	(11,732)	n.a.	2,514	145%
Profit/(loss) for the period	95,158	(19,864)	n.a.	(73,249)	n.a.
Net Margin	25%	-6%	31 p.p.	-45%	70 p.p.
Unrealized loss with derivative gold collars	(24,105)	(81,723)	-71%	(100,210)	-76%
Foreign Exchange	(73)	(3,302)	-98%	(3,176)	-98%
Deferred taxes on non-monetary items	9,872	(8,115)	n.a.	3,234	205%

Adjusted Net Income	109,464	73,276	49%	26,903	307%

Net income in Q1 2026 was US$95.2 million, compared to Net Loss of US$(19.9) million in Q4 2025 and a Net Loss of US$ 73.3 million in Q1 2025. The improvement on quarterly basis is mainly attributable to the improved Operating Income for the reasons discussed and lower financial expenses, due to a lower increase in gold prices between the beginning and end of Q1 2026 than in Q4 2025 which led to a lower negative MTM impact of outstanding gold derivatives.

Compared to Q1 2025, Net Income improved also due to significant improvement in the Operating Income and reduction of Finance Expenses for the same reasons.

AURA Q1 2026 EARNINGS RESULTS

Adjusted Net Income

As result of increase in the Company’s Operating Income, Adjusted Net Income in Q1 2026 reached US$109.5 million in the period. The Q1 2026 Adjusted Net Income excludes:

•	Non-cash losses related to gold hedges: US$(24.1) million

•	Deferred taxes over non-monetary items US$(9.9) million

3. Performance of the Operating Units

3.1 Aranzazu

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Production at Constant Prices (GEO)¹	15,694	18,456	-15%	20,456	-23%
Production at Current Prices (GEO)	15,694	18,878	-17%	20,456	-23%
Sales (GEO)	16,218	18,068	-10%	20,456	-21%
Cash Cost (US$/GEO)	1,558	1,228	27%	1,164	34%
AISC (US$/GEO)	2,046	1,732	18%	1,545	32%

Net Revenue	69,178	66,541	4%	50,262	38%
Cost of goods sold	(32,479)	(31,896)	2%	(30,282)	7%
Gross Profit	36,699	34,645	6%	19,980	84%
Expenses	(3,755)	(2,471)	52%	(3,055)	23%
General and administrative expenses	(1,587)	(1,711)	-7%	(1,774)	-11%
Exploration expenses	(935)	(1,416)	-34%	(709)	32%
Other income (expenses)	(1,233)	656	-288%	(572)	116%
EBIT	32,944	32,174	2%	16,925	95%
Adjusted EBITDA	41,390	40,986	1%	24,387	70%
Financial Result	(36)	(2,112)	-98%	(34)	6%
Financial Income	113	225	-50%	91	24%
Financial expenses	(149)	(2,337)	-94%	(125)	19%
EBT	32,908	30,062	9%	16,891	95%
Total taxes	(9,232)	(13,668)	-32%	(7,383)	25%
Current income tax expense	(10,426)	(3,013)	246%	(6,431)	62%
Deferred income tax expense	1,194	(10,655)	-111%	(952)	n.a.
Profit for the period	23,676	16,394	44%	9,508	149%

Applies the metal sale prices in Aranzazu realized during Q1 2026: Copper price = US$5.80/lb; Gold Price = US$4,850/oz; Silver Price = US$83.12/oz and Molybdenum Price = US$25.65/oz

At Aranzazu, production reached 15,694 GEO, representing a 17% decrease compared to the previous quarter, resulting partially from metal prices since higher gold prices negatively impact the conversion to GEO. When compared to Q1 2025, production decreased by 23% also due to the sharp increase in gold and silver prices between the periods which also impacted GEO conversion. This result is in line with the Company’s mine plan and according to mine sequencing; production is expected to increase towards the last quarters of the year. At constant prices, Aranzazu production was 15% lower when compared to Q4 2025 and 23% lower compared to Q1 2025, that QoQ was mainly explained by lower grades of copper (from 1.45% to 1.15%), silver (from 21g/ton to 17g/ton) and gold (from 0.8g/ton to 0.7g/ton), due to mine sequencing and according to the Company’s plan. During the quarter, Aranzazu sold 16,218 GEO, 10% lower than last quarter. Sales exceeded production due to the timing of revenue recognition of the final 2025 shipment.

AURA Q1 2026 EARNINGS RESULTS

Aranzazu’s Net Revenue in Q1 2026 was US$69.2 million, 4% higher compared to Q4 2025 and up 38% compared to Q1 2025, primarily driven by higher metal prices. Average sales prices rose quarter-over-quarter, with copper increasing 15%, gold 15% and silver 46% and year-over-year, copper increased 36%, gold 69% and silver 160%.

In Q1 2026, cost of goods sold (COGS) was US$32.5 million, slightly higher than the US$31.9 million of Q4 2025 and 7% above Q1 2025, mainly driven by inflation and the appreciation of the Mexican Peso. Considering slightly higher cost and lower production, Cash Cost was US$1,558/GEO for the quarter, 27% higher than Q4 2025 and 34% higher than Q1 2025. Aranzazu’s AISC was US$2,046 in the quarter, up 18% from Q4 2025 and up 32% from Q1 2025, primarily due to higher CAPEX for mine development QoQ and higher COGS YoY. At constant Q1 2025 metal prices, AISC was US$1,718/GEO, and increase of 20% over Q4 2025 and 36% over Q1 2025, mainly because of lower production due to grades and negative FX impact.

In the quarter, Aranzazu’s general and administrative expenses decreased in the quarter totaled US$1.6 million, 7% lower compared to Q4 2025 as well as 11% compared to Q1 2025, mainly due to lower expenses in third party services. In the quarter, exploration expenses decreased 34%, to US$0.9 million, from US$1.4 million in Q4 2025, as drilling was more focused in conversion. Year-over-year, this expense increased 32%, mainly driven by increased exploration in regional targets (Arco Iris and others).

Although there were lower sales in the quarter, Aranzazu’s Adjusted EBITDA was US$41.4 million in Q1 2026, reflecting a 1% increase from Q4 2025 and a 70% compared to Q1 2025, driven by robust Net Revenue growth from higher metal prices compared to 2025.

3.2 Apoena

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Production (GEO)	7,525	8,961	-16%	8,876	-15%
Sales (GEO)	7,525	8,961	-16%	9,408	-20%
Cash Cost (US$/GEO)	1,380	1,450	-5%	1,228	12%
AISC (US$/GEO)	2,129	2,427	-12%	2,041	4%

Net Revenue	35,814	36,102	-1%	26,353	36%
Cost of goods sold	(16,230)	(13,961)	16%	(15,104)	7%
Gross Profit	19,584	22,141	-12%	11,249	74%
Expenses	(1,161)	(3,525)	-67%	(1,356)	-14%
General and administrative expenses	(1,003)	(1,293)	-22%	(1,301)	-23%
Exploration expenses	(177)	(145)	22%	(124)	43%
Change in ARO estimate	-	(239)	n.a.	n.a.	n.a.
Other income (expenses)	19	(1,848)	-101%	69	-72%
EBIT	18,423	18,616	-1%	9,893	86%
Adjusted EBITDA	24,274	21,705	12%	13,516	80%
Financial Result	(2,013)	(661)	257%	(6,636)	-70%
Financial Income	205	276	-26%	5	4000%
Financial expenses	(2,218)	(564)	164%	(6,641)	-67%
EBT	16,410	18,328	-9%	3,257	404%
Total taxes	(2,804)	(3,500)	-20%	1,342	n.a.
Current income tax expense	(703)	(1,852)	-57%	(663)	6%
Deferred income tax expense	(2,101)	14,552	13%	2,005	n.a.
Profit for the period	13,606	14,828	-7%	4,599	196%

AURA Q1 2026 EARNINGS RESULTS

At Apoena, production was 7,525 GEO, 15% lower than Q1 2025 and 16% than Q4 2025, primarily driven by lower ore throughput and recovery rates, in line with the Company’s mine plan. According to mine sequencing, production is expected to increase towards the last quarters of the year. In Q1 2026, Apoena sold 7,525 GEO, consistent with its mine sequencing and lower grades during the first half of the year.

Apoena’s Net Revenue totaled US$35.8 million for Q1 2026, slightly lower than Q4 2025, due to the lower sales, and 36% above the Q1 2025, driven primarily by higher gold prices.

In Q1 2026, cost of goods sold (COGS) totaled US$16.2 million, representing a 16% increase compared to Q4 2025 and a 7% increase compared to Q1 2025. This increase was partially driven by the appreciation of the Brazilian Real during the period and a 53% increase in the total ore mined YoY, from 4.3 million tons to 6.6 million tons. QoQ, total ore mined increased 5%. These factors, combined with lower production levels (due to lower recovery rate) and higher strip ratio (from 7.9x in Q1 25 and 13.4x in Q4 25 to 12.2x in Q1 26), drove Cash Cost to US$1,380/GEO in the quarter, representing a 5% decrease compared to Q4 2025 and a 12% increase compared to Q1 2025, primarily reflecting lower production volumes for the reasons discussed above. In Q1 2026, Apoena’s AISC was US$2,129/GEO, 12% lower than Q4 2025, due to lower sustaining capex in 26%, from US$ 5.5 million to US$ 4.1 million and 22% lower G&A. Compared to Q1 2025, AISC increased 4%, below the cash cost, due to lower increase in capex, partially offset by lower lease payments.

Apoena’s general and administrative expenses increased in the quarter and totaled US$1.0 million, 22% lower compared to Q4 2025 and 23% lower than Q1 2025, mainly due to lower expenses in third party services. In the quarter, exploration expenses increased 22%, to US$0.2 million, from US$0.1 million in Q4 2025, due to increased regional mapping activity in the Jiboinha, Guaporé-Sararé and Serra Dourada targets. Year-over-year, this expense increased 43%, for the same reason.

The Adjusted EBITDA in Q1 2026 reached US$24.3million. This result reflects a significant increase of approximately 80% compared to Q1 2025, mainly driven by stronger gold prices. On a quarter-over-quarter basis, despite lower production and sales volumes and higher costs, the positive impact of higher gold prices more than offset these pressures, supporting an increase in Adjusted EBITDA in the quarter.

3.3 Minosa

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Production (GEO)	17,399	17,818	-2%	17,654	-1%
Sales (GEO)	17,456	16,972	3%	17,526	0%
Cash Cost (US$/GEO)	1,188	1,087	9%	1,149	3%
AISC (US$/GEO)	1,370	1,267	8%	1,249	10%

Net Revenue	80,020	67,476	19%	48,062	66%
Cost of goods sold	(22,680)	(19,831)	15%	(21,476)	6%
Gross Profit	57,340	47,645	20%	26,586	116%
Expenses	(1,245)	(8,998)	-86%	(1,615)	-23%
General and administrative expenses	(1,101)	(730)	51%	(1,135)	-3%
Exploration expenses	(65)	(85)	-24%	(236)	-72%
Other income (expenses)	(79)	(8,183)	-99%	(244)	-68%
EBIT	56,095	38,647	45%	24,971	125%
Adjusted EBITDA	58,105	47,900	21%	26,556	119%
Financial Result	(1,246)	(1,260)	-1%	(1,312)	-5%
Financial Income	65	63	3%	111	-41%
Financial expenses	(1,311)	(1,323)	-1%	(1,423)	-8%
Profit before income taxes	54,849	37,387	47%	23,659	132%
Total taxes	(14,770)	(8,219)	80%	(6,218)	138%
Current income tax expense	(14,489)	(11,463)	26%	(6,611)	119%
Deferred income tax expense	(281)	3,244	-109%	393	n.a.
Profit for the period	40,079	29,168	37%	17,441	130%

AURA Q1 2026 EARNINGS RESULTS

In Q1 2026, production totaled 17,399 GEO in Q1 2026, 2% lower than Q4 2025 and in line with Q1 2025, mainly as a result of lower gold extraction during the period and consistent with Aura’s expectations. In terms of sales, Minosa sold 17,456 GEO, 3% above Q4 2025 and same level of Q1 2025, mainly due to the shipping schedule of gold from December 2025. This result aligned with the gold price increase drove Minosa’s Net Revenue to US$80.0 million in Q1 2026, up 19% from Q4 2025, while compared to Q1 2025 it grew 66%.

In Q1 2026, cost of goods sold (COGS) totaled US$22.7 million, representing a 15% increase compared to the previous quarter and a 6% increase compared to Q1 2025, due to increase in total ore mined (28% YoY and 2% QoQ). The Cash Cost was US$1,188/GEO for the quarter, up 9% from Q4 2025 and also up 3% from Q1 2025. The All-in Sustaining Cost (AISC) for Q1 2026 was US$1,370/GEO, up 8% from Q4 2025. Compared to Q1 2025, AISC increased 11%, primarily due to higher CAPEX, that increased 9%, from US$2.2 million to US$ 2.4 million in Q1 2026.

General and administrative expenses increased in the quarter totaled US$1.1 million, 51% higher compared to Q4 2025 and 3% lower compared to Q1 2025, mainly due to lower expenses in third party services. In the quarter, exploration expenses decreased 24% compared to Q4 2025, as efforts are focused on understanding last year drilling campaign.

In Q1 2026, Minosa’s Adjusted EBITDA reached US$58.1 million, up 21% from Q4 2025 and 119% from Q1 2025, driven by higher gold prices, despite reduced production from lower gold extraction during the period.

3.4 Almas

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Production (GEO)	15,838	15,872	0%	13,101	21%
Sales (GEO)	14,048	15,872	-11%	13,101	7%
Cash Cost (US$/GEO)	1,204	837	44%	1,069	13%
AISC (US$/GEO)	1,376	962	43%	1,195	15%

Net Revenue	68,693	65,774	4%	37,127	85%
Cost of goods sold	(21,670)	(17,043)	27%	(16,514)	31%
Gross Profit	47,023	48,731	-3%	20,613	128%
Expenses	(2,048)	(6,720)	-70%	(1,046)	96%
General and administrative expenses	(1,137)	(1,099)	3%	(803)	42%
Exploration expenses	(921)	(783)	18%	(237)	289%
Other income (expenses)	10	(4,838)	n.a.	(6)	n.a.
EBIT	44,975	42,011	7%	19,567	130%
Adjusted EBITDA	49,720	50,673	-2%	22,080	125%
Financial Result	(1,709)	(7,943)	-78%	(3,740)	-54%
Financial Income	317	912	-65%	1,268	-75%
Financial expenses	(2,026)	(8,855)	-77%	(5,008)	-60%
Profit before income taxes	43,266	34,068	27%	15,827	173%
Total taxes	(2,986)	(15,815)	-81%	(4,757)	-37%
Current income tax expense	(7,590)	(14,601)	-48%	(5,998)	27%
Deferred income tax expense	4,604	(1,214)	n.a.	1,241	271%
Profit for the period	40,280	18,253	121%	11,070	264%

AURA Q1 2026 EARNINGS RESULTS

During Q1 2026, Almas produced 15,838 GEO, representing a 21% increase compared to Q1 2025 and remaining in line with Q4 2025 levels. This performance was driven by higher ore throughput and improved mine performance, reflecting the benefits of the plant expansion, which more than offset lower grades during the period as result of mine sequencing. In the quarter, Almas sold 14,048 GEO, lower than production as the last shipment of the quarter is in transit to the refinery.

Net Revenue was US$68.7 million in Q1 2026, up 85% from Q1 2025, driven by increased production and sales volumes, supported by higher ore processing from the plant expansion, and elevated metal prices. Compared to Q4 2025, Net Revenue rose 4%, primarily due to a significant rise in gold prices.

In Q1 2026, cost of goods sold (COGS) was US$21.7 million, 31% above Q1 2025 and 27% when compared to Q4 2025, primarily attributed to a higher total ore mined over the Q1 2025 as result of increased production capacity. The appreciation of the Brazilian Real against the US Dollar also had a negative impact.

The Cash Cost was US$1,204/GEO in Q1 2026, 44% higher than Q4 2025 and 13% higher than Q1 2025, due to mine sequence, with lower grades (from 1.10 g/ton in Q1 25 and 1.06g/ton in Q4 25 to 0.95g/ton in Q1 26) and higher strip ratio (from 5.21 in Q1 25 and 4.22 in Q4 25 to 6.51 in Q1 26).

Almas’ All-in Sustaining Cost was US$ 1,376/GEO in Q1 2026, up 43% from Q4 2025 and 15% higher than Q1 2025, in line with the cash cost evolution in the period. Compared to Q1 2025, there was an increase of 145% in CAPEX, mainly due to higher sustaining CAPEX for mine development (push back), counting US$ 4.9 million of total CAPEX in Q1 2026 from US$ 2.0 million in Q4 2025 and in line with the Company’s plan.

General and administrative expenses decreased in the quarter totaled US$1.1 million, 3% higher when compared to Q4 2025 and 42% higher compared to Q1 2025, mainly due to higher expenses in third party services. In the quarter, exploration expenses increased 18% compared to Q4 2025 and increased 289% year over year, mainly driven by the focus on Almas underground project.

Adjusted EBITDA totaled US$49.7 million in Q1 2026, 125% higher than Q1 2025 result, driven by 21% increase in ore processing from the plant expansion, improved operational performance and elevated gold prices. Compared to Q4 2025, Adjusted EBITDA decreased 2%, primarily due to higher costs.

3.5 Borborema

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %
Production (GEO)	17,101	15,777	8%
Sales (GEO)	16,609	15,777	5%
Cash Cost (US$/GEO)	1,200	931	29%
AISC (US$/GEO)	1,256	1,111	13%

Net revenue	81,988	65,530	25%
Cost of goods sold	(25,445)	(21,870)	16%
Gross Profit	56,543	43,660	30%
Expenses	(1,228)	(1,603)	-23%
General and administrative expenses	(1,015)	(1,700)	-40%
Exploration expenses	(211)	(53)	298%
Other income (expenses)	(2)	150	n.a.
EBIT	55,315	42,057	32%
Adjusted EBITDA	60,939	49,168	24%
Financial Result	(9,521)	(10,254)	-7%
Financial Income	220	8,557	-97%
Finance expenses	(9,741)	(18,811)	-48%
EBT	45,794	31,803	44%
Total taxes	(5,259)	(15,192)	-65%
Current income tax expense	(6,613)	(15,971)	-59%
Deferred income tax expense	1,354	779	74%
Profit/(loss) for the period	40,535	16,611	144%

AURA Q1 2026 EARNINGS RESULTS

Borborema’s production totaled 17,101 GEO, representing an 8% increase compared to the previous quarter, reflecting continued progress along the ramp-up curve and higher milling throughput. In the quarter, Borborema sold 16,609 GEO, a 5% increase compared to the previous quarter. Net Revenue was US$82.0 million in Q1 2026, up 25% from Q4 2025, driven by increased sales volumes and supported by higher metal prices.

In Q1 2026, cost of goods sold (COGS) increased 16% compared to Q4 2025, mainly due to a one-off maintenance event at the CIL plant during the period. The Cash Cost was US$1,200/GEO in Q1 2026, an increase of 29% compared to Q4 2025, due to a slightly higher strip ratio (from 2.02x to 2.69x) due to mine sequencing and lower recovery rates (from 91.7% to 88.2%) while grades remained stable.

Borborema’s All-in Sustaining Cost (AISC) was US$1,256/GEO in Q1 2026, 13% higher than Q4 2025, due to mainly the increase in the Cash Cost.

General and administrative expenses decreased 40% in the quarter compared to Q4 2025, totaling US$1.0 million, mainly due to lower expenses in services. In the quarter, exploration expenses increased compared to Q4 2025, because of an increase in studies of regional targets.

Adjusted EBITDA was US$60.9 million in Q1 2026, driven by strong Net Revenue from 8% increase in production and favorable gold prices while costs remained relatively stable.

3.6 MSG

(US$ thousand)	Q1 2026	Q4 2025¹
Production (GEO)	8,580	4,761
Sales (GEO)	9,508	4,797
Cash Cost (US$/GEO)	2,900	2,148
AISC (US$/GEO)	3,735	3,132

Net revenue	46,913	20,238
Cost of goods sold	(35,274)	(14,163)
Gross Profit	11,639	6,075
Expenses	(1,911)	(582)
General and administrative expenses	(1,882)	(224)
Exploration expenses	(29)	(134)
ARO Change in estimate	-	(250)
Other income (expenses)	-	26
EBIT	9,728	5,493
Adjusted EBITDA	17,440	9,574
Financial Result	2,429	669
Financial Income	42	-
Finance expenses	2,387	669
Profit before income taxes	12,157	6,162
Total taxes	(3,279)	(1,753)
Current income tax expense	(4,477)	-
Deferred income tax expense	1,198	(1,753)
Profit/(loss) for the period	8,878	4,409
1.	Only December 2025 considered.

AURA Q1 2026 EARNINGS RESULTS

At MSG, production totaled 8,580 GEO, with sales of 9,508 GEO. This production resulted in a Net Revenue of US$46.9 million in Q1 2026.

The Cash Cost was US$2,900/GEO in Q1 2026. MSG All-in Sustaining Cost (AISC) was US$3,735/GEO in Q1 2026, reflecting the turnaround phase. As part of the ongoing turnaround at the mine, Aura dedicated Q1 to critical underground infrastructure upgrades — a fundamental step that will continue throughout the year and enable more consistent development and higher production levels in the coming years.

The Company expects production at MSG to be lower in Q2 compared to Q1, while cash costs and AISC are anticipated to increase. This reflects the Company’s decision to focus during Q2 on developing areas of the mine that are expected to improve operational performance starting in Q3 2026 and support sustained gains in the following years.

In Q1, Serra Grande established the structural foundations for the asset’s turnaround. We advanced underground development, with approximately 1,800 meters completed during the period, and accelerated the surface exploration program. This effort complements the previously disclosed resource and reserve update and supports the ramp-up toward the second half of 2026, when the expected production turnaround for 2027 begins to materialize. The technical agenda progressed in line with our safety priorities: the quarter was completed with zero lost-time injuries (LTI), reflecting the strong adoption of the Aura 360° culture across leadership and operational teams, and reinforcing our commitment to safe, disciplined mining and long-term value creation.

4. Cash Flow

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Adjusted EBITDA	243,868	207,948	17%	81,479	199%
(+) Exploration Expenses	2,359	2,595	-9%	1,376	71%
(-) Sustaining Capex and Exploration Capex in mines in production	(20,259)	(21,686)	-7%	(12,051)	68%
(+/-) ∆ Working Capital, Changes in Other Assets and Liabilities and Others	(42,247)	(43,331)	-3%	(17,996)	135%
(-) Income Taxes Paid	(51,502)	(27,629)	86%	(16,874)	205%
(-) Lease Payments	(4,041)	(2,070)	95%	(4,239)	-5%
(-) Realized Losses on Gold Hedges	(33,325)	(21,650)	54%	(6,036)	452%
Recurring Free Cash Flow	94,852	94,176	1%	26,878	253%

In Q1 2026, Recurring Free Cash Flow reached US$94.9 million, in line with Q4 2025 and 253% higher compared to Q1 2025. Compared to Q4 2025, the change was primarily driven by:

•	17% rise in Adjusted EBITDA to US$243.9 million
•	These were partially offset by:
o	86% increase in income taxes paid (from US$27.6 million to US$51.5 million), due to increase in operating results and annual income tax payments in certain jurisdictions;
o	increase in realized losses on gold hedges (from US$21.6 million to US$ 33.3 million), resulted from the gold price increase.

The chart below shows the change in cash position for the three months ending March 31, 2026, from a management perspective:

AURA Q1 2026 EARNINGS RESULTS

Changes to the Cash Position Q4 2025 vs. Q1 2026 – Managerial View (US$ Million)

Notes:

1.	Adjusted Capex includes Sustaining Capex and Exploration Capex for the mines in production.
2.	Cash position includes “Cash and Equivalents”, “Restricted Cash” and “ShortTerm Investments”

5. Investment

The Company’s consolidated Capex for Q1 2026 totaled US$44.1 million. The main investment headlines for the quarter include:

•	Expansion of Capex: US$23.1 million, mainly on Apoena, Era Dorada and Almas, where US$9.4 million was invested at Apoena, US$6.4 million Era Dorada, US$3.1 million at Almas. Another US$ 2.2 million was invested in Borborema and the remaining US$1.3 million was at Aranzazu and Minosa. US$0.6 million was invested in Projects.

AURA Q1 2026 EARNINGS RESULTS

•	Sustaining Capex: US$17.8 million, of which US$5.7 million was allocated to MSG, US$6.3 million to Aranzazu, and US$2.8 million to Apoena. Another US$2.0 million to Minosa, US$0.9 million to Almas and US$0.2 million to Borborema.
•	Exploration Capex: US$3.2 million, allocated to exploration activities. Apoena led investment with US$1.3 million, followed by Almas with US$0.8 million and other US$0.4 million at Aranzazu and Minosa. US$0.7 million was invested in Projects.

6. Gross and Net Debt

Total gross debt (short and long-term portion) was US$ 409.0 million at the end of Q1 2026, a decrease when compared to US$411.2 million at the end of Q4 2025.

The Company’s cash position remains comfortable, closing out the quarter at US$ 267.8 million.

The Company's Net Debt reached US$115.2 million by Q1 2026, a small reduction compared to US$ 117.6 million at the end of 2025. The main source of cash was the cashflows generated from operating activities in an amount of US$ 117.9 million (net of annual income taxes paid of $ 51.5 million and payment of realized losses with gold derivatives of US$ 33.2 million), while main uses of cash includes capex of US$44.1 million (of which US$23.1 million expansion capex) and dividends paid of US$55.1 million.

Net Debt Breakdown

(US$ thousand)	Q1 2026	Q4 2025	QoQ Change %	Q1 2025	YoY Change%
Loans and debentures (current)	97,090	99,548	-2%	100,853	-4%
Loans and debentures (non-current)	311,958	311,620	0%	366,834	-15%
Gross debt	409,048	411,168	-1%	467,687	-13%
Cash and cash equivalents	267,789	286,056	-6%	198,066	35%
Restricted Cash	3,352	3,075	9%	2,654	26%
Derivative financial instrument (Almas Swap)	22,726	4,418	414%	4,702	383%
Net Debt	115,181	117,619	-2%	262,265	-56%
Net Debt/LTM EBITDA	0.16x	0.28x	-0.12x	0.88x	-0.72x

AURA Q1 2026 EARNINGS RESULTS

The table below shows the debt amortization timeline:

Debt Amortization Timeline (US$ thousand)

Derivative Options

As of March 31, 2026, the Company had 183,999 ounces outstanding for the Borborema Project. The put/calls collars have floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring between April 2026 and June 2028.

The fair value effect of the Derivative Collars for the period ended March 31, 2026 is $(24,105) ($100,210) in March 31, 2025), recorded as a finance expenses loss in the financial statements.

7. Guidance vs. Actual

The Company is on track to achieve the 2026 Guidance, including Production, Cash Cost, All-in Sustaining Cost (AISC) and CAPEX, as shown in the results below:

Gold equivalent ounces production ('000 GEO) – 2026
	Low	High	Q1 2026	Q1 2026 at Guidance metal prices	%
Aranzazu	68	76	16	15	22% - 20%
Apoena	37	44	7	7	19% - 16%
Minosa	63	70	17	17	27% - 24%
Almas	57	63	16	16	28% - 25%
Borborema	65	77	17	17	26% - 22%
MSG	50	60	9	9	17% - 14%
Total	340	390	82	81	24% - 21%

Cash Cost per equivalent ounce of gold produced – 2026
	Low	High	Q1 2026	Q1 2026 at Guidance metal prices	%
Aranzazu	1,323	1,429	1,558	1,445	109% - 101%
Apoena	1,128	1,209	1,380	1,380	122% - 114%
Minosa	1,208	1,305	1,188	1,188	98% - 91%
Almas	1,059	1,135	1,204	1,204	114% - 106%
Borborema	1,009	1,089	1,200	1,200	119% - 110%
Total ex-MSG	1,151	1,238	1,298	1,275	111% - 103%
MSG	2,189	2,364	2,900	2,900	132% - 123%
Total w/ MSG	1,303	1,411	1,485	1,462	112% - 104%

AURA Q1 2026 EARNINGS RESULTS

AISC per equivalent ounce of gold produced – 2026
	Low	High	Q1 2026	Q1 2026 at Guidance metal prices	%
Aranzazu	1,726	1,865	2,046	1,898	110% - 102%
Apoena	1,905	2,041	2,129	2,129	112% - 104%
Minosa	1,372	1,481	1,370	1,370	100% - 92%
Almas	1,415	1,516	1,376	1,376	97% - 91%
Borborema	1,177	1,271	1,256	1,256	107% - 99%
Total ex-MSG	1,488	1,602	1,512	1,549	104% - 97%
MSG	3,072	3,318	3,735	3,735	122% - 113%
Total w/ MSG	1,720	1,865	1,829	1,801	105% - 97%

CAPEX – 2026
	Low	High	Q1 2026%
Sustaining	105	123	18	17% - 15%
Exploration	19	25	3	16% - 12%
Expansion	262	314	23	9% - 7%
Total	386	462	44	10% - 11%

8. Shareholder Information

As of March 31, 2026, the Company had the following outstanding: 83,789,224 Common Shares, 1,138,484 stock options, and 82,785 deferred share units.

9. Attachments

9.1 Non-GAAP Performance Measures

Set out below are reconciliations for certain non-GAAP financial measures (including non-GAAP ratios) utilized by the Company in this Earnings Release: Adjusted EBITDA; Adjusted net Income, cash operating costs per gold equivalent ounce sold; AISCs; Net Debt; and Adjusted EBITDA Margin, which are non-GAAP financial measures. These non-GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies. The Company believes that these measures provide investors with additional information which is useful in evaluating the Company’s performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

A. Reconciliation from income for the quarter to Adjusted EBITDA:

(US$ thousand)

(US$ thousand)	Q1 2026	Q1 2025
Profit / (Loss) for the period	95,158	(73,249)
Current income tax expense	47,409	20,814
Deferred income tax expense	(6,169)	(2,514)
Finance expense	76,287	123,392
Finance income	(7,366)	(1,781)
Other income (expense)	5,408	754
Depletion and amortization	33,141	14,063
ARO Change in estimate	-	-
Adjusted EBITDA	243,868	81,479

AURA Q1 2026 EARNINGS RESULTS

B. Reconciliation from the consolidated financial statements to cash operating costs per gold equivalent ounce sold:

(US$ thousand)	Q1 2026	Q1 2025
Cost of goods sold	(153,778)	(83,376)
Depletion and amortization	32,965	13,864
Subtotal	(120,813)	(69,512)
Gold Equivalent Ounces sold	81,368	60,492
Cash costs per gold equivalent ounce sold¹	1,485	1,149

C. Reconciliation from the consolidated financial statements to all in sustaining costs per gold equivalent ounce sold:

(US$ thousand)	Q1 2026	Q1 2025
Cost of goods sold	(153,778)	(83,376)
Depletion and amortization	32,965	13,864
Subtotal	(120,813)	(69,512)
Adjusted capex	(20,259)	(12,051)
General and Administrative Expenses for the mines in production	(6,288)	(3,571)
Lease Payments	(1,448)	(3,222)
Subtotal	(148,809)	(88,356)
Gold Equivalent Ounces sold (in thousands)	81,368	60,492
All In Sustaining costs per ounce sold equivalent ounce sold[1]	1,829	1,461

D. Reconciliation from the consolidated financial statements to realized average gold price per ounce sold, net2:

(US$ thousand)	Q1 2026	Q4 2025
Gold Revenue, net of Sales Taxes	313,406	111,542
Ounces of gold sold	65,150	40,036

Realized average gold price per ounce sold, net	4,811	2,786

E. Net Debt:

(US$ thousand)	Q1 2026	Q1 2025
Loans and debentures (current)	97,090	100,853
Loans and debentures (non-current)	311,958	366,834
Derivative Financial Instrument (Swap – Aura Almas (Itaú Bank)	(22,726)	(4,702)
Restricted Cash	(3,352)	(2,654)
Cash and Cash Equivalents	(267,789)	(198,066)
Net Debt	115,181	262,265

(1) Derivative Financial Instrument: only includes the swap related to the Aura Almas Debenture.

1 Considered all mines in production.

2 Realized average gold price per ounce sold, net is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

AURA Q1 2026 EARNINGS RESULTS

F. Adjusted EBITDA Margin3 (Adjusted EBITDA/Revenues):

(US$ thousand)	Q1 2026	Q1 2025
Net Revenue	382,606	161,804
Adjusted EBITDA	243,868	81,479
Adjusted EBITDA Margin (Adjusted EBITDA/Revenues)	64%	50%

G. Adjusted Net Income

(US$ thousand)	Q1 2026	Q1 2025
Profit/(Loss) for the period	95,158	(73,249)
Foreign exchange gain (loss)	(73)	(3,176)
Loss on derivative transactions	(24,105)	(100,210)
Deferred taxes over non-monetary items	9,872	3,234
Adjusted Net Income	109,464	26,903

Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of NI 43-101 and SK-1300.

About Aura 360° Mining

Aura is focused on mining in complete terms – thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

For more information, please contact:

Investor Relations

ri@auraminerals.com

www.auraminerals.com

3 Adjusted EBITDA Margin is a non-GAAP financial measure with no standardized meaning under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

AURA Q1 2026 EARNINGS RESULTS

CAUTIONARY NOTES AND ADDITIONAL INFORMATION

This Press Release, and the documents incorporated by reference herein, contain certain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable United States securities laws (together, “forward-looking information”). Forward-looking information relates to future events or future performance of the Company and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to: expected production from, and the further potential of the Company’s properties; the ability of the Company to achieve its long-term outlook and the anticipated timing and results thereof (including the guidance set forth herein); the ability to lower costs and increase production; the economic viability of a project; strategic plans, including the Company’s plans with respect to its properties; the amount of mineral reserves and mineral resources; probable mineral reserves; indicated mineral reserves; inferred mineral reserves; the potential conversion of indicated mineral resources into mineral reserves; the amount of future production over any period; capital expenditures and mine production costs; the outcome of mine permitting; other required permitting; information with respect to the future price of minerals; expected cash costs and AISCs; the Company’s ability expand exploration on its properties; the Company’s ability to obtain assay results; the Company’s exploration and development programs; estimated future expenses; exploration and development capital requirements; the amount of mining costs; cash operating costs; operating costs; expected grades and ounces of metals and minerals; expected processing recoveries; expected time frames; prices of metals and minerals; LOM of certain projects; expectations of gold hedging programs; the implementation of cultural initiatives; expected increases to fleet capacities; non-cash losses translating into cash losses; the ability to continue to finance planned growth; access to additional debt; and the repayment of outstanding balances on revolving credit facilities. Often, but not always, forward-looking information may be identified by the use of words such as “expects”, “anticipates”, “plans”, “projects”, “forecasts”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information in this Press Release is based upon, without limitation, the following estimates and assumptions: the ability of the Company to successfully achieve business objectives; the presence of and continuity of metals at the Company’s projects at modeled grades; gold and copper price volatility; the capacities of various machinery and equipment; the availability of personnel, machinery and equipment at estimated prices; exchange rates; metals and minerals sales prices; cash costs and AISCs; the Company’s ability to expand operations; the Company’s ability to obtain assay results; appropriate discount rates; tax rates and royalty rates applicable to the mining operations; cash operating costs and other financial metrics; anticipated mining losses and dilution; metals recovery rates; reasonable contingency requirements; the Company’s expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable; the Company’s expected ability to develop its projects including financing such projects; and receipt of regulatory approvals on acceptable terms.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking information. Specific reference is made to the Company’s most recent Annual Report on Form 20-F filed with the SEC for a discussion of some of the factors underlying forward-looking information, which include, without limitation: gold and copper or certain other commodity price volatility; changes in debt and equity markets; the uncertainties involved in obtaining and interpreting geological data; increases in costs; environmental compliance and changes in environmental legislation and regulation; interest rate and exchange rate fluctuations; general economic conditions; political stability; and other risks involved in the mineral exploration and development industry. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking information.

AURA Q1 2026 EARNINGS RESULTS

All forward-looking information herein is qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether because of new information or future events or otherwise, except as may be required by law. If the Company does update any forward-looking information, no inference should be drawn that it will make additional updates with respect to such or other forward-looking information.

AURA Q1 2026 EARNINGS RESULTS